Exhibit 99.1

LG Electronics Selects Valens Semiconductor’s VA7000 MIPI A-PHY Compliant Chipsets for its Next Generation Camera System Project

●	LG Electronics Vehicle component Solutions (VS) Company to integrate Valens Semiconductor’s VA7000 in its active safety next-generation camera system project, part of its Digital Cockpit Electronics Solutions to enable Advanced Driver-Assistance Systems (ADAS) for Automotive OEMs

●	Automotive OEMs are expected to be able to benefit from this inaugural solution starting 2026

●	Key benefits of the VA7000 chipset family include Superior Electromagnetic Compatibility (EMC) performance and Reduced Total System Cost (TSC)

●	Solidifies MIPI A-PHY’s position as the leading connectivity standard of choice to enable a variety of ADAS applications

HOD HASHARON, Israel, August 10, 2023 - Valens Semiconductor (NYSE: VLN), a premier provider of high-performance connectivity solutions for the automotive and audio-video markets, today announced that LG Vehicle component Solutions (VS) Company, a leader in the automotive components sector headquartered in Seoul, Korea, has selected Valens Semiconductor’s VA7000 MIPI A-PHY chipset family for its next generation camera system project. Automotive OEMs are expected to be able to benefit from this inaugural solution starting 2026.

Valens Semiconductor chipsets will form the underlying connectivity solution between multiple camera sensors and the LG VS Company’s cutting-edge next generation camera system. This will enable the seamless display of multifunctional information to augment driver decision-making and enhance passenger safety.

“Valens Semiconductor’s partnership with the LG VS Company is clear testament to our shared vision to provide unmatched high-performance solutions for the automotive industry,” said Gideon Kedem, SVP and Head of Automotive at Valens Semiconductor. “Today’s announcement demonstrates the execution of Valens Semiconductor’s strategy to develop disruptive and standardized high-performance connectivity solutions. It is a key milestone towards mass production of our VA7000 MIPI A-PHY compliant chipsets, that will enable high-performance ADAS connectivity solutions in a multi-billion addressable market.”

“After having examined alternative connectivity solutions on the market, we decided to join hands with Valens Semiconductor to deploy its VA7000 MIPI A-PHY chipsets in the LG VS Company’s next generation camera system, which is part of our Digital Cockpit Electronics. The VA7000 feature set and excellent EMC capabilities have been pre-validated by both companies and they are collaborating for mass production application,” said Juneun Park, VP of the Head Unit Development at LG VS Company. “At LG Electronics, we constantly pursue ways to grow our mobility capabilities in safety and security, to provide our customers with the utmost reliable solutions. We expect this groundbreaking offering to be ready for mass production for Automotive OEMs in 2026 and are looking forward to further expand our collaboration towards broad adoption of the MIPI A-PHY standard.”

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-performance video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens’ Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

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These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Semiconductor Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Semiconductor Investor Contacts:

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Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

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SOURCE Valens Semiconductor